UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2013. Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 30, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2013

General

Frontline Ltd. is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company is engaged primarily in the transportation of crude oil through the ownership and operation of oil tankers. The Company owns and leases these vessels of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's ordinary shares, par value $1.00 per share ("Ordinary Shares"), are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market. In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited ("SeaTeam Management") to Golden Ocean Group Limited.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Ltd. ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparties whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels were reduced.

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Company's final OBO carrier in March 2013, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the three months ended March 31, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2013 and March 31, 2012.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2013	2012
Time charter revenues	7,841	28,212
Bare boat charter revenues	7,607	10,411
Voyage charter revenues	104,397	104,940
Other income	6,058	5,690
Total operating revenues	125,903	149,253

Voyage expenses and commissions	70,150	57,553

Time charter revenues decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•
Eight VLCCs and one Suezmax tanker commenced trading in the spot market upon redelivery from time charter contracts between March 2012 and June 2012, resulting in a decrease in revenues of $19.2 million.

•	A decrease in time charter income of $1.0 million on a floating rate time charter contract as a result of a reduction in market rates.

Bareboat charter revenues decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•
The termination of the bareboat contracts on three single hull VLCCs (in March 2012, November 2012 and January 2013) upon their redelivery to Ship Finance resulting in a decrease in revenues of $2.4 million.

•	The termination of the bareboat contract on one double hull VLCC in March 2013 resulting in a decrease in revenues of $0.5 million. The vessel commenced trade in the spot market in April 2013.

Voyage charter revenues decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•	A reduction in market rates, resulting in a decrease in revenues from the Company's VLCCs of $29.9 million.

•	Five vessels, which were chartered-in, were redelivered by the Company between January 2012 and December 2012, resulting in a decrease in revenues of $16.7 million.

•	One Suezmax tanker was sold to an unrelated third party, resulting in a decrease in revenues of $1.0 million.

These factors were partially offset by:

•	Eight VLCCs and one Suezmax tanker, which commenced trading in the spot market upon redelivery from time charter contracts, resulting in an increase in revenues of $38.9 million.

•
An $8.6 million increase in revenues due to the redelivery of six Suezmax tankers from pooling arrangements under which revenues were received net of voyage expenses in 2012 and are now received gross.

The increase in other income in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions increased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•
Ten VLCCs and one Suezmax tanker, which commenced trading in the spot market upon redelivery from time charter and bareboat charter contracts, resulting in an increase in voyage costs of $27.5 million.

•
A $12.1 million increase in voyage costs due to the redelivery of six Suezmax tankers from pooling arrangements under which voyage costs were netted against voyage revenues in 2012 and are now recognised gross.

These factors were partially offset by:

•	A $19.4 million decrease in voyage expenses due to the impact of slower steaming and increases in both waiting time and off-hire days on bunker consumption.

•	The redelivery of three VLCCs chartered in under operating leases, leading to a decrease in voyage expenses of $7.4 million.

Gain from sale of assets and amortization of deferred gains

(in thousands of $)	2013	2012
Net gain on lease terminations	7,410	9,374
Loss on sale of assets	—	(2,211)
Amortization of deferred gains	1,801	3,787
	9,211	10,950

The net gain on lease terminations in each period presented relates to the termination of leases for vessels that were leased in by the Company. The net gain on lease terminations in the three months ended March 31, 2013 comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride. The net gain on lease terminations in the three months ended March 31, 2012 resulted from the termination of the long-term charter party agreement for Titan Orion (ex-Front Duke).

The loss on sale of assets in the three months ended March 31, 2012 represents the loss from the sale of the Front Alfa.

The amortization of deferred gains in the three months ended March 31, 2013 and March 31, 2012 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

Ship operating expenses

(in thousands of $)	2013	2012
VLCC	20,917	18,915
Suezmax	5,960	6,813
Total ship operating expenses	26,877	25,728

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs increased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•	An increase in dry docking costs of $2.0 million due to the drydocking of one vessel in 2013 compared to no vessels in 2012.

•	An increase in the costs of spares of $0.7 million.

•	The redelivery of one VLCC from bareboat charter in 2013, increasing operating expenses by $0.3 million.

These factors were partially offset by a decrease in repairs and maintenance and lubricating oil expenses.

Suezmax operating costs decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the disposal of one vessel and the redelivery by the Company of one vessel that was held under capital lease.

Contingent rental (income) expense

(in thousands of $)	2013	2012
Contingent rental (income) expense	(302)	12,005

The contingent rental (income) expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate.

In the three months ended March 31, 2013, there was a claw back (i.e income) of $0.3 million relating to the four non-Ship Finance vessels and the contingent rental expense relating to the Ship Finance vessels was nil. In the three months ended March 31, 2012 the contingent rental expense relating to the four non-Ship Finance and the Ship Finance vessels was $1.4 million and $10.6 million, respectively. The changes between the three months ended March 31, 2013 and March 31, 2012 are due to decreases in average vessel earnings and actual market rates.

Charter hire expense

(in thousands of $)	2013	2012
Charter hire expense	3,973	12,117

Charter hire expense decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the redelivery by the Company of three double-hull VLCCs, three single-hull VLCCs and two Suezmax tankers that were chartered in, resulting in a decrease in charter hire expense of $9.7 million. These factors were partially offset by the impact of provisions for loss making charters, which increased charter hire expense by $1.5 million in the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Administrative expenses

(in thousands of $)	2013	2012
Administrative expenses	8,431	8,324

Administrative expenses have increased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to an increase in staff related costs, legal and other professional fees.

Depreciation

(in thousands of $)	2013	2012
Depreciation	26,112	26,885

Depreciation decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the sale of Front Alfa in March 2012.

Interest income

(in thousands of $)	2013	2012
Interest income	33	20

Interest income in the three months ended March 31, 2013 and March 31, 2012 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2013	2012
Interest expense	(22,618)	(24,025)

Interest expense decreased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the following reasons:

•	Finance lease interest expense decreased by $0.9 million due the reduction of lease obligations as a result of payments made during 2012.

•
Loan interest expense decreased by $0.5 million primarily due to (i) a decrease of $0.2 million in interest on ITCL's term notes as a result of repayments made in 2012, (ii) a decrease of $0.2 million due to an increase in capitalized interest as a result of installments paid on the two remaining newbuildings, and (iii) a decrease of $0.1 million as a result of the redemption of convertible debt in March 2012.

Share of results from associated companies

(in thousands of $)	2013	2012
Share of results from associated companies	4,681	(163)

As of March 31, 2013, the Company accounted for four investees (March 31, 2012: five investees) under the equity method.

The Company recognized a gain of $5.2 million in the first quarter of 2013 on the dilution of its ownership in Frontline 2012 from 7.9% to 6.3% following the private placement by Frontline 2012 in January 2013.

Mark to market (loss) gain on derivatives

(in thousands of $)	2013	2012
Mark to market (loss) gain on derivatives	(585)	958

The mark to market (loss) gain) on derivatives relates to the Company's trading in freight forward agreements.

Gain on redemption of debt

(in thousands of $)	2013	2012
Gain on redemption of debt	—	4,600

The gain on redemption of debt in the three months ended March 31, 2012 resulted from the Company's purchase of $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million.

Other non-operating items

(in thousands of $)	2013	2012
Other non-operating items	282	281

Other non-operating items net in the three months ended March 31, 2013 and March 31, 2012 primarily relate to the of amortization of deferred gains.

Net loss attributable to noncontrolling interest

(in thousands of $)	2013	2012
Net loss attributable to noncontrolling interest	280	372

Net loss attributable to noncontrolling interest represents the noncontrolling interest’s 17.53% interest in the loss of ITCL in the relevant period.

Net (loss) income from discontinuing operations

(in thousands of $)	2013	2012
Net (loss) income from discontinuing operations	(549)	7,567

Net (loss) income from discontinued operations in the three months ended March 31, 2013 and March 31, 2012 relate to the operations of the Company's OBO carriers. The net loss in the three months ended March 31, 2013 relates only to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million. The net income in the three months ended March 31, 2012 relates to five OBO carriers; Front Climber, Front Driver, Front Guider, Front Rider and Front Viewer.

Liquidity and Capital Resources

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bare boat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Net cash used in operating activities was $28.6 million in the three months ended March 31, 2013 compared with net cash provided of $13.5 million in the three months ended March 31, 2012. Contingent rental expense paid in the three months ended March 31, 2013 was $52.2 million compared with nil in the three months ended March 31, 2012. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates, which have recently been adversely impacted by the imbalance between supply and demand for vessels. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to March 31, 2013, compared with the actual TCE rates achieved during the first quarter of 2013, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position decreased from $137.6 million to $109.5 million during the first quarter of 2013 and is expected to fall further in the second quarter as a consequence of the continued weak tanker market and more vessels dry docked in the second quarter than in the first quarter.

The Company estimates average total cash cost breakeven rates for the remainder of 2013 on a TCE basis for its VLCCs and Suezmax tankers of approximately $25,500 and $18,500, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2013. These rates do not take into account capital expenditures. Furthermore, vessels on short term time charter-in and the ITCL vessels are not included in the break even rates.

As of March 31, 2013 and December 31, 2012, we had cash and cash equivalents of $109.5 million and $137.6 million, respectively. As of March 31, 2013 and December 31, 2012, we had restricted cash and investments of $71.1 million and $87.5 million, respectively. Restricted cash balances at March 31, 2013, include $70.6 million (December 31, 2012: $86.3 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to the payment of principal and interest and operating expenses.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share.

In January 2013, the Company sold $6.8 million of the Company's holding of the Windsor Petroleum Transport Corporation 7.84% Term Notes (the "Term Notes") for proceeds of $4.5 million. In April 2013, the Company sold $1.7 million of the Company's Term Notes for proceeds of $1.0 million and in May 2013 the Company sold $8.5 million of the Company's Term Notes for proceeds of $5.2 million.

As of May 30, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $50.2 million in 2013 and $37.7 million in 2014.

In order to meet the Company's requirements over the next 12 months, we believe that additional financing will be required to fund our remaining newbuilding installments of $87.9 million. As is standard in the shipping industry we expect to finance between 50% to 60% of the construction cost of the newbuildings through traditional bank financing. Should such financing not be available, this could severely impact our ability to meet our obligations and finance future obligations. In addition, in the event that our cash flow from operations does not enable us to satisfy our short term or medium to long term liquidity requirements, we will also have to consider alternatives, such as raising equity, which could dilute shareholders, or selling assets, which could negatively impact our financial results, depending on market conditions at the time. If the tanker market does not recover in the short term and no additional equity can be raised or assets sold there is a risk that we will have insufficient cash to satisfy liquidity requirements and to repay the existing $225 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of he Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and March 31, 2012 (unaudited)
(in thousands of $, except per share data)

	2013	2012
Operating revenues
Time charter revenues	7,841	28,212
Bareboat charter revenues	7,607	10,411
Voyage charter revenues	104,397	104,940
Other income	6,058	5,690
Total operating revenues	125,903	149,253
Gain from sale of assets and amortization of deferred gains	9,211	10,950
Voyages expenses and commissions	70,150	57,553
Contingent rental (income) expense	(302)	12,005
Ship operating expenses	26,877	25,728
Charter hire expense	3,973	12,117
Administrative expenses	8,431	8,324
Depreciation	26,112	26,885
Total operating expenses	135,241	142,612
Net operating (loss) income	(127)	17,591
Other income (expenses)
Interest income	33	20
Interest expenses	(22,618)	(24,025)
Share of results from associated companies	4,681	(163)
Foreign currency exchange (loss) gain	(55)	59
Mark to market (loss) gain on derivatives	(585)	958
Gain on redemption of debt	—	4,600
Other non-operating items	282	281
Net other expenses	(18,262)	(18,270)
Net loss before income taxes and noncontrolling interest	(18,389)	(679)
Income tax expense	(97)	(85)
Net loss from continuing operations	(18,486)	(764)
Net (loss) income from discontinued operations	(549)	7,567
Net (loss) income	(19,035)	6,803
Net loss attributable to noncontrolling interest	280	372
Net (loss) income attributable to Frontline Ltd.	(18,755)	7,175

Basic and diluted loss per share from continuing operations ($)	(0.24)	(0.01)
Basic and diluted (loss) earnings per share from discontinued operations ($)	(0.01)	0.10
Basic and diluted (loss) earnings per share ($)	(0.24)	0.09

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive (Loss) Income for the three months ended March 31, 2013 and March 31, 2012 (unaudited)
(in thousands of $)

	2013	2012
Comprehensive (loss) income
Net (loss) income	(19,035)	6,803
Unrealized gain from marketable securities	95	437
Foreign currency translation (losses) gains	(104)	75
Other comprehensive (loss) income	(9)	512
Comprehensive (loss) income	(19,044)	7,315

Comprehensive (loss) income attributable to stockholders of Frontline Ltd.	(18,764)	7,687
Comprehensive loss attributable to noncontrolling interest	(280)	(372)
	(19,044)	7,315

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012 (unaudited)
(in thousands of $)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	109,495	137,603
Restricted cash and investments	71,097	87,506
Marketable securities	1,390	1,235
Trade accounts receivable, net	14,567	23,702
Related party receivables	10,103	9,055
Other receivables	16,227	14,860
Inventories	42,432	57,505
Voyages in progress	31,167	54,097
Prepaid expenses and accrued income	7,690	4,311
Investment in finance lease	2,249	2,156
Total current assets	306,417	392,030
Long term assets
Newbuildings	27,624	26,913
Vessels and equipment, net	278,280	282,946
Vessels and equipment under capital lease, net	868,384	893,089
Investment in unconsolidated subsidiaries and associated companies	51,073	40,633
Deferred charges	1,103	1,236
Investment in finance lease	50,784	51,374
Total assets	1,583,665	1,688,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	22,022	20,700
Current portion of obligations under capital leases	51,485	52,070
Related party payables	3,356	53,948
Trade accounts payable	5,329	5,975
Accrued expenses	35,946	43,744
Deferred charter revenue	173	2,840
Other current liabilities	6,024	7,344
Total current liabilities	124,335	186,621
Long-term debt	456,276	463,292
Obligations under capital leases	881,068	898,490
Deferred gains on sales of vessels	2,257	2,575
Other long-term liabilities	7,534	6,094
Total liabilities	1,471,470	1,557,072
Commitments and contingencies
Equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	911	821
Contributed surplus	474,129	474,129

Accumulated other comprehensive loss	(4,164)	(4,155)
Retained deficit	(564,521)	(545,766)
Total equity attributable to Frontline Ltd.	101,001	119,675
Noncontrolling interest	11,194	11,474
Total equity	112,195	131,149
Total liabilities and equity	1,583,665	1,688,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and March 31, 2012 (unaudited)
(in thousands of $)

	2013	2012

Net cash (used in) provided by operating activities	(28,648)	13,545

Change in restricted cash	16,410	14,042
Additions to newbuildings, vessels and equipment	(722)	(565)
Finance lease payments received	498	425
Proceeds from sale of vessels and equipment	8,443	10,174
Net investment in associated companies	(5,509)	(250)
Net cash provided by investing activities	19,120	23,826

Repayment of long-term debt	(5,694)	(14,343)
Repayment of capital leases	(12,886)	(14,083)
Net cash used in financing activities	(18,580)	(28,426)

Net (decrease) increase in cash and cash equivalents	(28,108)	8,945
Cash and cash equivalents at start of period	137,603	160,566
Cash and cash equivalents at end of period	109,495	169,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2013 and March 31, 2012 (unaudited)
(in thousands of $, except number of shares)

	2013	2012
Number of share outstanding
Balance at beginning and end of the period	77,858,502	77,858,502

Share capital
Balance at beginning and end of the period	194,646	194,646

Additional Paid In Capital
Balance at beginning of the period	821	225,769
Stock option expense	90	322
Balance at end of the period	911	226,091

Contributed Surplus
Balance at beginning and end of the period	474,129	248,360

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(4,155)	(4,779)
Other comprehensive (loss) income	(9)	512
Balance at end of the period	(4,164)	(4,267)

Retained Deficit
Balance at beginning of the period	(545,766)	(463,012)
Net (loss) income	(18,755)	7,175
Balance at end of the period	(564,521)	(455,837)

Total equity attributable to Frontline Ltd.	101,001	208,993

Noncontrolling Interest
Balance at beginning of the period	11,474	12,495
Net loss	(280)	(372)
Balance at end of the period	11,194	12,123

Total Equity	112,195	221,116

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 21, 2013. The condensed consolidated balance sheet data as of March 31, 2013 and December 31, 2012 does not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2013 are not necessarily indicative of the results for the entire year ending December 31, 2013.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

Contingent rental expense in the three months ended March 31, 2013 is income as the contingent rental expense relating to the four non-Ship Finance vessels is calculated quarterly on a cumulative basis over the four year period to December 31, 2015 and the accrued contingent rental expense at March 31, 2013 was lower than the accrued contingent rental expense at December 31, 2012.

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Company's final OBO carrier in March 2013, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the three months ended March 31, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

3. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. Following the termination of the lease on the Front Guider, the last of the Company's carriers, the results of the OBO carriers have been recorded as discontinued operations.

The results of Front Guider are recorded as discontinued operations in the three months ended March 31, 2013 and the results of Front Climber, Front Driver, Front Guider, Front Rider and Front Viewer are recored as discontinued operations in the three months ended March 31, 2012. Amounts recorded in respect of discontinued operations in the three months ended March 31, 2013 and the three months ended March 31, 2012 are as follows;

(in thousands of $)	2013	2012
Operating revenues	2,100	18,033
Loss from sale of assets	(847)	—
Net (loss) income	(549)	7,567

4. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net (loss) income. The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at March 31, 2013 and March 31, 2012. The convertible bonds using the if-converted method were anti dilutive for all periods presented and, therefore, 5,881,275 shares were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net (loss) income from discontinued operations and net (loss) income attributable to Frontline Ltd. are as follows:

(in thousands of $)	2013	2012
Net loss from continuing operations	(18,486)	(764)
Net (loss) income from discontinued operations	(549)	7,567
Net (loss) income attributable to Frontline Ltd.	(18,755)	7,175

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	2013	2012
Weighted average number of ordinary shares (000s)	77,859	77,859

5. GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in the three months ended March 31, 2013 and March 31, 2012 are summarized as follows:

(in thousands of $)	2013	2012
Net gain on lease terminations	7,410	9,374
Loss on sale of assets	—	(2,211)
Amortization of deferred gains	1,801	3,787
	9,211	10,950

6. EQUITY METHOD INVESTMENTS

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $241,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013 in “share of results from associated companies”.

7. DEBT

In January 2013, the Company sold $6.8 million of the Company's holding of the Windsor Petroleum Transport Corporation 7.84% Term Notes (the "Term Notes"), with maturity in January 2021, for proceeds of $4.5 million. The discount on issuance of $2.3 million is recorded as a reduction of debt and is being amortized over the period of the Term Notes.

The conversion price of the Company's convertible bonds at March 31, 2013 and December 31, 2012 was $36.5567.

Assets pledged

(in thousands of $)	2013	2012
Vessels, net, held in ITCL	276,539	280,929
Restricted cash and investments	70,630	86,280

8. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During 2012 and the three months ended March 31, 2013, the Company entered into forward freight agreements for speculative purposes. As of March 31, 2013, the Company had no contracts outstanding (December 31, 2012: 24 contracts). The Company recorded a loss on forward freight agreements of $0.6 million in the three months ended March 31, 2013, which is included in "Mark to market (loss) gain on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2013 and December 31, 2012 are as follows:

	2013		2012
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	109,495	109,495	137,603	137,603
Restricted cash and investments	71,097	71,097	87,506	87,506
Marketable securities	1,390	1,390	1,235	1,235
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	263,298	191,170	268,992	191,846
4.5% Convertible Bond	215,000	149,963	215,000	120,131

The estimated fair value of financial assets and liabilities at March 31, 2013 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	109,495	109,495	—	—
Restricted cash and investments	71,097	71,097	—	—
Marketable securities	1,390	1,390	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	191,170	—	191,170	—
4.5% Convertible Bond	149,963	—	149,963	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the year end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

9. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the three months ended March 31, 2013 and March 31, 2012 is as follows:

(in thousands of $)	2013	2012
Charter hire paid (principal and interest)	37,193	42,376
Lease termination payments - income (expense)	5,685	(8,127)
Contingent rental expense	—	13,605
Remaining lease obligation	860,600	915,416

In October 2012, the Company agreed to terminate the bareboat charter on Titan Aries (now renamed Edinburgh) and the vessel was redelivered by the Company to Ship Finance in January 2013. The Company received a termination payment from Ship Finance of $7.8 million in March 2013 and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in the first quarter of 2012. A loss on disposal of $9.2 million was recognized in 2011, a further loss on disposal of $0.4 million was recognized in the second quarter of 2012 due to the write-off of inventory balances.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the three months ended March 31, 2013 and March 31, 2012 is as follows:

(in thousands of $)	2013	2012
Seatankers Management Co. Ltd	265	215
Golar LNG Limited	530	345
Golar LNG Partners LP	35	48
Ship Finance International Limited	1,347	1,023
Golden Ocean Group Limited	773	1,495
Frontline 2012 Ltd	1,640	4,305
Bryggegata AS	(383)	(368)
Arcadia Petroleum Limited	2,814	730
Seadrill Limited	325	335
North Atlantic Drilling Limited	15	—
Archer Limited	99	232
Deep Sea Supply Plc	11	33
Aktiv Kapital ASA	6	29
Orion Tankers Limited	—	92
CalPetro Tankers (Bahamas I) Limited	13	13
CalPetro Tankers (Bahamas II) Limited	13	13
CalPetro Tankers (IOM) Limited	13	13

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company chartered in two vessels from Frontline 2012 in the three months ended March 31, 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels. Both charters terminated in the fourth quarter of 2012.

A summary of balances due from related parties as at March 31, 2013 and December 31, 2012 is as follows:

(in thousands of $)	2013	2012
Ship Finance International Limited	3,154	1,891
Seatankers Management Co. Ltd	161	342
Archer Limited	931	778
Golar LNG Limited	1,125	755
Orion Tankers Limited	—	250
Northern Offshire Ltd	13	13
Golden Ocean Group Limited	793	1,325
Seadrill Limited	1,123	1,253
North Atlantic Drilling Limited	52	12
Frontline 2012 Ltd	2,445	2,291
CalPetro Tankers (Bahamas I) Limited	28	13
CalPetro Tankers (Bahamas II) Limited	28	13
CalPetro Tankers (IOM) Limited	28	13
Arcadia Petroleum Limited	222	106
	10,103	9,055
A summary of balances due to related parties as at March 31, 2013 and December 31, 2012 is as follows:

(in thousands of $)	2013	2012
Ship Finance International Limited	(981)	(52,063)
Seatankers Management Co. Ltd	(623)	(257)
Golar LNG Limited	(124)	(101)
Golden Ocean Group Limited	(957)	(1,042)
Frontline 2012 Ltd	(619)	(423)
Aktiv Kapital Ltd	(30)	(34)
Deep Sea Supply Plc	(22)	(28)
	(3,356)	(53,948)

10. DISPOSAL OF ASSETS

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The Company recorded a loss on the termination of the lease of $0.8 million in the first quarter of 2013 in results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (now renamed Edinburgh) and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

11. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of March 31, 2013, the Company had four (December 31, 2012: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2012: $36 million).

As of March 31, 2013, Chevron charters three vessels on long-term bare boat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of May 30, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $50.2 million in 2013 and $37.7 million in 2014.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with three VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Currently, there is $146.5 million in remaining installments relating to these newbuilding contracts for which the Company is contingently liable. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

12. SUBSEQUENT EVENTS

On May 8, 2013, at a Special General Meeting of the Company, it was resolved that the issued and paid-up share capital of the Company be reduced from $194,646,255 to $77,858,502, with effect from May 14, 2013, by cancelling the paid-up capital of $1.50 on each of the ordinary shares in issue so that each of the 77,858,502 shares of par value $2.50 shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the additional paid in capital account of the Company and that the authorized share capital of the Company be maintained at $312,500,000 comprising 312,500,000 shares of $1.00 each.

In April 2013, the Company sold $1.7 million of the Company's Term Notes for proceeds of $1.0 million and in May 2013 the Company sold $8.5 million of the Company's Term Notes for proceeds of $5.2 million.